UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMERICAN MINING CORPORATION

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

66988G101

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13-D

CUSIP No. 66988G101

1.	Names of Reporting Persons		Thomas Mills

2.	Check the appropriate box if a member of a group		(a) ☐
			(b) ☐

3.	SEC use only

4.	Source of funds*		PF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	20,500,003

	8.	Shared voting power	0

	9.	Sole dispositive power	20,500,003

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		20,500,003

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99.1% (1)

14.	Type of reporting person*		IN

(1) Calculated based upon 680,202 shares of the Issuer’s common stock outstanding as of July 4, 2013, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended May 31, 2013.

Explanatory Note:

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 12, 2013, as amended by Amendment No. 1 to Schedule 13D, filed on October 29, 2013, by the Reporting Person (the “Schedule 13D”), with respect to shares of the common stock, par value $0.0001 of the Issuer beneficially owned by the Reporting Person. All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect. This Amendment No. 2 is being filed by the Reporting Person to amend Items 3 and 5 for purposes of reporting certain transactions in the Common Stock of the Issuer.

Item 3.	Interest in Securities of the Issuer.

On October 24, 2013, the Reporting Person acquired an unsecured convertible promissory note in the principal amount of $100,000 from the Issuer (the “Convertible Note”). The Convertible Note had a maturity date of December 31, 2018 and bore interest at 20% per annum. The debt and accrued interest secured by the Convertible Note was convertible at any time by the holder into shares of Common Stock at a conversion rate of $0.005 per share. The Convertible Note was rescinded by agreement on November 20, 2013, without any payments or share issuance thereunder.

Coextensive with the rescission of the Convertible Note, the Issuer accepted a subscription by the Reporting Person for 20,000,000 shares of the Issuer’s common stock at a price of $0.005 per share, as full consideration for $100,000 payable to the Reporting Person (the “Shares”). The Shares were issued on November 25, 2013, as fully paid and non-assessable.

All of the funds used to pay for the Shares came from the personal funds of the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 under the Act, the Reporting Person may be deemed the beneficial owner of 20,500,003 Shares of Common Stock, composed of the Shares and 500,003 shares of Common Stock previously acquired by the Reporting Person. The total shares of Common Stock beneficially owned by the Reporting Person constitute 99.1% of the Issuer’s common stock. Such percentage is calculated on the basis of 680,202 outstanding shares of Common Stock as at July 4, 2013, as disclosed by the Issuer in a Quarterly Report on Form 10-Q filed with the Commission on July 15, 2013.

The Reporting Person has the sole power to vote or dispose of all of 20,500,003 shares of Common Stock.

Except as disclosed herein, the Reporting Person does not beneficially own any shares of Common Stock or have the right to acquire any shares of the Common Stock.

During the sixty days prior to October 28, 2013, the Reporting Person did not engage in any transactions involving the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2013

/s/ Thomas Mills

Thomas Mills

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).